29 August 2014

VIA EDGAR

CORRESP

Brian Cascio

Gary Todd

Kristin Lochhead

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	JinkoSolar Holding Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2013
Filed April 18, 2014
File No. 001-34615

Dear Mr. Cascio, Mr. Todd and Ms. Lochhead:

Reference is made to the letter (the “Letter”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 19, 2014 regarding the Annual Report on Form 20-F (the “20-F”) for the fiscal year ended December 31, 2013 of JinkoSolar Holding Co., Ltd. (the “Company”), the letter received from the Staff dated July 22, 2014 (the “Prior Comments”) and the Company’s response letter dated August 5, 2014 to the Prior Comments.

We set forth below our responses to the comments contained in the Letter. For your convenience, we have included your comments in this response letter in bold form and keyed our responses accordingly.

Item 18. Financial Statements

Note 5. Segment Report, page F-21

1.	While we acknowledge your responses to prior comments 3 and 4, it remains unclear whether there are additional items that should be considered in your segment disclosures under FASB ASC 280-10-50-22 and -50-29. In that regard:

•	Please expand your response to more specifically address the other matters enumerated in FASB ASC 280-10-50-22, such as equity in earnings of affiliates, depreciation and amortization, unusual items included in earnings and income taxes.

•	Please also expand your response to address how you determine the amounts attributed to intersegment revenues. Also, describe your policies for allocating shared and corporate expenses between the segments.

Please show us how you plan on expanding future segment disclosure.

The Company respectfully advises Staff that in applying FASB ASC 280-010-50-22, which requires that “A public entity shall report a measure of profit or loss and total assets for each reportable segment. A public entity also shall disclose all of the following about each reportable segment if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss:

a. Revenues from external customers

b. Revenues from transactions with other operating segments of the same public entity

c. Interest revenue

d. Interest expense

e. Depreciation, depletion, and amortization expense

f. Unusual items as described in paragraph 225-20-45-16

g. Equity in the net income of investees accounted for by the equity method

h. Income tax expense or benefit

i. Extraordinary items

j. Significant noncash items other than depreciation, depletion, and amortization expense”.

The Company considered whether the specified items are included in the measures of segment profit or loss reviewed by our chief operating decision maker (“CODM”) or are otherwise regularly provided to the CODM. The specific items or accounts included in the measure of segment profit or loss reviewed by our CODM or are otherwise regularly provided to the CODM are: revenue from external customer, intersegment revenue, gross profit/(loss), interest income and expenses, and income / (loss) before income taxes.

The CODM does not evaluate the performance of its segments based on depreciation and amortization expenses related to each of the segments and miscellaneous costs or separately reviews summaries of such expenses. The CODM does not review income tax related information as all solar project companies included in solar project segment are still enjoying tax exemption with no income tax expenses incurred. There were no unusual items recorded by the Company or by each reporting segments.

The CODM does not regularly review the operating results and performance of the Company’s equity method investee, Gansu Jintai Electronic Power Co., Ltd. (“Gansu Jintai”), for the purpose of evaluating whether to retain the investor-investee relationship mainly due to that its financial impact was considered insignificant.

In the future filing the Company will expand the accounting policy in Note 5 Segment Reporting of F-pages, as follows:

“In accordance with FASB ASC 280-010-50-22, the Company considered whether the specified items are included in the measures of segment profit or loss reviewed by our chief operating decision maker (“CODM”) or are otherwise regularly provided to the CODM, to determine whether to report or disclose a measure of profit or loss and total assets for each reportable segment. The specific items or accounts included in the measure of segment profit or loss reviewed by our CODM or are otherwise regularly provided to the CODM are: revenue from external customer, intersegment revenue, gross profit/(loss), interest income and expenses, and income / (loss) before income taxes.

The basis of accounting for recording revenue from external customer, intersegment sales and corresponding cost of sales, interest income and expenses, and income /(loss) before income taxes is in conformity with the accounting policies used in the consolidated financial statements, and such segment financial information is prepared and disclosed in accordance with aforementioned accounting basis, is on the same basis by which the Company reports internally to its chief operating decision maker.

The intersegment revenues from the sale of solar modules manufactured by the solar product manufacturing segment were recorded based on amounts charged to the solar project segment, which are generally determined using fair market price charged to independent third party customers. The corresponding cost of sale related to intersegment sales as recorded based on the actual costs of sales incurred by the solar product manufacturing segment.

The Company’s operating segments have certain of their own dedicated administrative and corporate key functions, such as accounting, administration, procurements, marketing, corporate legal and human resource. Costs for these functions are recorded and included in the respective selling, general and administrative costs for each of our segment. The Company allocates corporate costs to each segments based upon the estimated benefits, which are determined based on estimated time spent by corporate employees, provided to each segment from these corporate functions. There was no internal interest charge between operating segments.”

Note 11. Investments in Affiliates, page F-27

1.	We refer to your response to prior comment 5. With respect to Gansu Jintai, please show us how you calculated the income test measure for purposes of assessing disclosure under Rule 4-08(g) of Regulation S-X. Please include sufficient detail so that your calculation can be reconciled to the applicable amounts presented in your financial statements.

The Company respectfully advises the Staff that the numerator and denominator of the income test for purpose of assessing disclosure under Rule 4-08(g) of Regulation S-X are as follows:

The numerator of the income test is calculated based on the Company’s proportionate share of the pre-tax income from continued operations reflected in the separate 2013 financial statements of Gansu Jintai prepared in accordance with U.S. GAAP and adjusted for any applicable basis differences. In this case, there were no basis differences which should be adjusted in 2013. Because Gansu Jintai is an equity method investee and is not consolidated by the Company, intercompany transactions are not eliminated when calculating the numerator in accordance with section 2410.6 of SEC Financial Reporting Manual. Therefore, the numerator in the income test is RMB 9,240,217. The difference of RMB 34,855,180 between the Company’s proportionate share of Gansu Jintai’s pre-tax income from continued operations of RMB 9,240,217 and the Company’s equity in losses of Gansu Jintai of RMB 25,614,963 (as reflected in the Company’s 2013 consolidated statements of operations) was the elimination of unrealised profit related to solar module that has been sold to Gansu Jintai by the Company but remains in the Gansu Jintai’s inventory balance as of December 31, 2013.

The denominator of the income test begins with the Company’s income or loss before income tax expenses in 2013 (which is before equity in earnings of 50% or less owned entities), and is adjusted to:

a.	Include the Company’s equity in the earnings (or loss) of the investee from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to any noncontrolling interests of the investee.

b.	Exclude the portion of the registrant's income or loss before income tax expenses and other items identified at S-X 5-03(b)10 attributable to any non-controlling interests in the registrant's subsidiaries.

The detailed calculation of income test is revised as follows:

	Amount	Description

Numerator	9,240,217	The Company's equity in the earnings of Gansu Jintai before intercompany transaction elimination

Denominator	233,639,303	The Company’s consolidated profit before income taxes
	-	The Company's equity in the earning (or losses) of investee from continuing operations before income taxes (Note)
	(1,480,139)	Excluding income attributable to the non-controlling interests
	232,159,164

	3.98%

Note: Given that the Company has income and the Company’s equity in Gansu Jintai has a loss, as reported in the Company’s 2013 consolidated statements of operations, Regulation S-X Rule 1-02(w) computational note 1 should be considered, which states that when a loss exclusive of amounts attributable to any noncontrolling interests has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary exclusive of amounts attributable to any noncontrolling interests should be excluded from such income of the registrant and its subsidiaries consolidated for purposes of the computation. Therefore, the company has not included its equity in the loss of Gansu Jintai for amount of RMB 25,614,963 in the calculation of the denominator.

*     *     *     *

If you have any questions regarding the foregoing, please contact the undersigned by telephone at +86.21.6061.1799 or by e-mail at longgenzhang@jinkosolar.com.

Very truly yours,

/s/ Longgen Zhang
Longgen Zhang
Chief Financial Officer